Exhibit 99.1

Arco complements its supplemental portfolio with the acquisition of PGS and Mentes do Amanhã

São Paulo, Brazil, February 3rd, 2022 – Arco Platform Limited, or Arco (Nasdaq: ARCE) today announced that it has acquired in Brazil the following solutions from Pearson Education do Brasil Ltda.:

(i)	PGS: a K-12 bilingual courseware and teaching methodology, previously known as Pearson Global School; and

(ii)	Mentes do Amanhã (“Mentes”): a K-12 supplemental solution focused on 21st century skills (social-emotional learning, financial literacy, and technology)

This transaction broadens Arco’s supplemental market presence by adding high-quality solutions with pricing complementarity to its portfolio. Arco believes in the large potential for English as a Second Language and in the favorable market trend for 21st century skills. An even stronger portfolio better positions Arco to capture this demand outside and within Arco’s school base.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, Arco’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Arco’s results could differ materially from the results expressed or implied by the statements it makes. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made on the basis of Arco’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions, or developments that Arco expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Moreover, all statements in this press release, whether forward looking or of historical fact, are based on the limited information available to Arco during the due diligence process of PGS and Mentes (the “PGS and Mentes Assets”) prior to the signing of the Agreements discussed herein. This limited access to information may have impaired Arco’s ability to conduct a full and comprehensive assessment of PGS and Mentes Assets, thus leading to risks and uncertainties. In addition, the forward-looking statements regarding the PGS and Mentes Assets include risks and uncertainties related to Arco’s ability to attract, upsell and retain customers of the PGS and Mentes Assets, and general market, political, economic, and business conditions in Brazil or abroad.

Forward-looking statements represent Arco management’s beliefs and assumptions only as of the date such statements are made, and Arco undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect Arco’s financial results is included in filings Arco makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in Arco’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of Arco’s website at: https://investor.arcoplatform.com/

Investor Relations Contact

Arco Platform Limited

IR@arcoeducacao.com.br